EX.99.CODE ETH

CODE OF ETHICS

Adopted October 26, 2018

I. INTRODUCTION

High ethical standards are essential for the success of Procure (the “Adviser”) and to maintain the confidence of the Advisor’s clients. The Advisor’s long-term business interests are best served by adherence to the principle that the interests of clients come first. We have a fiduciary duty to clients to act solely for the benefit of our clients. All personnel of the Advisor, including members, officers and employees of the Advisor must put the interests of the Advisor’s clients before their own personal interests and must act honestly and fairly in all respects in dealings with clients. All personnel of the Advisor must also comply with all federal securities laws.

Potential conflicts of interest between the interests of the Advisor’s personnel and the interests of the Advisor’s clients may arise regarding the operation of the Advisor’s investment advisory activities, including conflicts arising relating to the personal trading activities of the Advisor’s personnel. In recognition of (i) the fact that an employee of the Advisor may have a pre-existing personal securities account and may require the ability to sell securities from time to time, (ii) the Advisor’s fiduciary duty to its clients and (iii) the Advisor’s desire to maintain its high ethical standards, the Advisor has adopted this Code of Ethics (the “Code”) containing provisions designed to prevent improper personal trading, identify conflicts of interest and provide a means to resolve any actual or potential conflicts in favor of the Advisor’s clients. The Code is intended to comply with Rule 204A-1 under the Investment Advisors Act of 1940, as amended (the “Advisors Act”) and Rule 17j-1 under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Adherence to the Code and the reporting requirements related to personal investing is considered a basic condition of employment by the Advisor. If you have any doubt as to the propriety of any activity, you should consult with the CCO, who is charged with the administration of this Code.

I. DEFINITIONS

Access Person of the Advisor means any Advisory Person of the Advisor.

Advisory Person of the Advisor means (i) any officer, manager, member, consultant or employee (full-time, part-time or temporary) of the Advisor (or of any company with a control relationship to the Advisor) who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of Reportable Securities by a client, or whose functions relate to the making of any recommendations with respect to such purchase or sale of Reportable Securities, and (ii) any natural person in a control relationship to the Advisor who obtains information concerning recommendations made to clients with regard to the purchase or sale of Reportable Securities.

Automatic Investment Plan means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation, including a dividend reinvestment plan.

Beneficial Ownership includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect “pecuniary” or financial interest in a security. For example, an individual has an indirect pecuniary interest in any security owned by the individual’s spouse. Beneficial ownership also includes, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, having or sharing “voting power” or “investment power” as those terms are used in Section 13(d) of the Exchange Act and Rule 13d-3 thereunder.

CCO means the CCO of the Advisor.

Covered Person means any Advisory Person of the Advisor and any other member, manager, officer, consultant or employee (including, full- time, part-time and temporary employees) of the Advisor and any person who serves as a dual employee of, or is affiliated with, the Advisor and a company with a control relationship to the Advisor. A Covered

 Person also includes any Promoter/consultant, representative or agent retained by the Advisor who (i) makes or participates in the making of investments and/or potential investments for clients; (ii) has access to non-public information on investments and/or potential investments for clients; or (iii) has access to non-public information regarding securities recommendations to clients.

Personal Account means any account in which a Covered Person has any direct or indirect beneficial ownership. For purposes of this Code, beneficial ownership is interpreted in the same manner as it would be under Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Reportable Security means any stock, bond, future, investment contract, exchange-traded fund, or any other instrument that is considered a “security” under section 202(a)(1) of the Advisors Act and includes any derivative thereof, commodities, options or forward contracts, except that it does not include:

(i)	Direct obligations of the Government of the United States
(ii)	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements
(iii)	Shares of open-end mutual funds; and
(iv)	Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds

Restricted Security means any Security (i) that is Held or to be Acquired by a client; (ii) that the Advisor is researching, analyzing or considering buying or selling for a client; or (iii) for which a Covered Person may have material non-public information.

Security Held or to be Acquired by a Client means:

I.	Any Reportable Security which, within the most recent 15 days:
i.	Is or has been held by a client; or
ii.	Is or has been considered by the Advisor for purchase by the client; and
II.	Any option to purchase or sell and any security convertible into or exchangeable for, a Reportable Security described in (i)(A) or (i)(B) above

Short Sale means the sale of securities that the seller does not own. A Short Sale is “against the box” to the extent that the seller contemporaneously owns or has the right to obtain securities identical to those sold short, at no added cost.

III. STANDARDS OF CONDUCT

It is unlawful for a Covered Person relating to the purchase or sale, directly or indirectly, by the Covered Person of a Reportable Security Held or to be acquired by a client to:

•	Employ any device, scheme or artifice to defraud the client

•	Make any untrue statement of a material fact to the client or omit to state a material fact necessary that make the statements made to the client, in light of the circumstances under which they are made, not misleading

•	Engage in any act, practice or course of business that operates or would operate as a fraud or deceit on the client; or

•	Engage in any manipulative practice with respect to the client

In addition, it is expected that all Covered Persons will:

•	Use reasonable care and exercise professional judgment in all actions affecting a client

•	Maintain general knowledge of and comply with all applicable federal and state laws, rules and regulations governing the Advisor’s activities, and not knowingly participate or assist in any violation of such laws, rules or regulations

•	Not engage in any conduct involving dishonesty, fraud, deceit, or misrepresentation or commit any act that reflects adversely on their honesty, trustworthiness, or professional competence

•	Respect and maintain the confidentiality of clients’ information, their securities transactions and potential transactions, their portfolio strategy, or any other matters within the bounds of fiduciary duty

•	Be aware of the scope of material nonpublic information related to the value of a security. Avoid any trading or causing any other party to trade in a security if such trading would breach a fiduciary duty or if the information was misappropriated or relates to a material corporate event

•	Exercise diligence and thoroughness in securities research and in the making of investment recommendations and decisions; and maintain appropriate records to support the reasonableness of such recommendations and decisions

•	Deal fairly and objectively with clients when disseminating investment recommendations, disseminating material changes in recommendations, and taking investment action

•	Refrain from any misrepresentations or factual omissions that could affect clients’ investment decisions

•	Comply on a timely basis with the reporting requirements of this Code

IV. APPLICABILITY OF CODE OF ETHICS

Personal Accounts of Covered Persons. This Code of Ethics applies to all Personal Accounts of all Covered Persons. A Personal Account includes an account maintained by or for:

•	A Covered Person’s spouse (other than a legally separated or divorced spouse of the Covered Person) and minor children

•	Any immediate family members who live in the Covered Person’s household

•	Any persons to whom the Covered Person provides primary financial support, and either (i) whose financial affairs the Covered Person controls, or (ii) for whom the Covered Person provides discretionary advisory services; and

•	Any partnership, corporation or other entity in which the Covered Person has a 25% or greater beneficial interest, or in which the Covered Person exercises effective control

A comprehensive list of all Covered Persons and Personal Accounts will be maintained by the Advisor’s CCO.

V. RESTRICTIONS ON PERSONAL INVESTING ACTIVITIES

I. General. It is the responsibility of each Covered Person to ensure that a securities transaction being considered for his or her Personal Account is not subject to a restriction contained in this Code of Ethics or otherwise prohibited by any applicable laws. Personal securities transactions for Covered Persons may be affected only in accordance with the provisions of this Section.

I. Pre-clearance for personal investment in Procure-advised Funds. Covered Persons may purchase mutual funds and ETFs without obtaining pre-clearance from the CCO with the exception of mutual funds and ETFs managed by the Procure. Covered Persons may not buy or sell shares of mutual funds and ETFs advised by Procure for any account in which he or she has any direct or indirect Beneficial Ownership, unless such person obtains, in advance of the transaction, written approval for that transaction from the CCO. The Covered Person must complete and submit to the

CCO a Personal Trading Request (PTR) in BasisCode. The PTR is valid for 5 days upon CCO approval. If the trade is not executed within the 5-day period, a new PTR must be submitted. The Covered Person may not complete the requested transaction until written approval has been received from the CCO. Pre-trade clearance may not be approved during the five days before and three days after rebalancing or trading of the underlying EFT securities. For the personal trading of the CCO, the CCO must obtain written pre-clearance from Procure’s CEO.

2. Short Sales. A Covered Person may not engage in any short sale of a Restricted Security. Short sales of securities that are not Restricted Securities are permitted. Permitted short sales may not be made without the prior approval of the CCO.

3. Initial Public Offerings. A Covered Person may not acquire any direct or indirect beneficial ownership in ANY securities in any initial public offering.

4. Private Placements and Investment Opportunities of Limited Availability. A Covered Person may not acquire any beneficial ownership in ANY securities in any private placement of securities or investment opportunity of limited availability unless the CCO has given express prior written approval. “Private Placements” are offerings that are exempt from registration under the Securities Act of 1933, as amended, including exempted offerings of securities issued outside the United States. Investments in hedge funds or private pooled vehicles are typically sold in private placements. The CCO, in determining whether approval should be given, will consider, among other factors, whether the opportunity is being offered to the Covered Person by his or her position within the Advisor.

5. Service on Boards of Directors; Outside Business Activities. A Covered Person may not serve as a director (or similar position) on the board of any company, including a public company, unless Covered Person has received written approval from the CCO. Authorization will be based upon a determination that the board service would not be inconsistent with the interests of any client account. At the time a Covered Person submits the initial holdings report in accordance with Section VII.2. of the Code, the Covered Person will submit to the CCO a description of any outside business activities in which the Covered Person has a significant role.

6. Excessive Trading. The Advisor believes that excessive personal trading by its Covered Persons can raise compliance issues and conflicts of interest. Accordingly, no Covered Person may engage in more than 10 personal securities transactions during any 60 days period.

7. Gifts. (a) No Covered Person may receive any gift, service, or other thing of more than de minimis value ($100) from any person or entity that does business with or potentially could conduct business with or on behalf of the Advisor. No Covered Person may give or offer any gift of more than de minimis value ($100) to any entity that does business with or potentially could conduct business with or on behalf of the Advisor without the prior written approval of the CCO.

i.	Solicited Gifts. No Covered Person may use his or her position with the Advisor to obtain anything of value from a client, supplier, person to whom the Covered Person refers business, or any other entity with which the Advisor does business

ii.	Cash. No Covered Person may give or accept cash gifts or cash equivalents to or from an investor, prospective investor, or any entity that does business with or potentially could conduct business with or on behalf of the Advisor

iii.	Entertainment. No Covered Person may provide or accept extravagant or excessive entertainment to or from an investor, prospective investor, or any person or entity that does or potentially could do business with or on behalf of the Advisor. Covered Persons may provide or accept a business entertainment event, such as dinner or a sporting event, of reasonable value, if the person or entity providing the entertainment is present. Any event likely to exceed a de minimis value ($100), must be approved in advance by the CCO

iv.	Seminars and Conferences. The Advisor requires all Covered Persons to submit travel and expense reports for all expenses associated with seminars and conferences. Covered Persons must submit all travel and lodging expenses to be paid by the Advisor, and must receive the prior written approval of the CCO to permit a broker or third party to pay expenses associated with a Covered Person’s travel and lodging regarding a specific seminar or conference

v.	Government Officials. No gift or entertainment event of any value involving U.S. government officials or their families, which may be perceived to induce the recipient to act for the benefit of the Advisor, may be given or sponsored by the Advisor or any Covered Person without the prior written approval of the CCO

Reporting. Each Covered Person must report any gifts exceeding the de minimis value ($100) received in connection with the Covered Person’s employment to the CCO. The CCO may require that any such gift be returned to the provider or that an expense be repaid by the Covered Person. The CCO also will keep records of any gifts so reported.

8. Management of Non-Advisor Accounts. Covered Persons are prohibited from managing accounts for third parties who are not clients of the Advisor or serving as a trustee for third parties unless the CCO pre-clears the arrangement and finds that the arrangement would not harm any client. The CCO may require the Covered Person to report transactions for such account and may impose such conditions or restrictions as are warranted under the circumstances.

VI. REPORTING

1. Duplicate Copies of Broker’s Confirmations and Account Statements to Advisor. All Covered Persons must direct their brokers or custodians or any persons managing the Covered Person’s account in which any Reportable Securities are held to supply to the CCO:

•	The Covered Person’s monthly and quarterly brokerage or account statements within 30 days after the relevant period

2. Initial Holdings Reports. All Covered Persons are required within ten (10) days of becoming a Covered Person through the adoption of this Code or of commencement of employment with the Advisor, to submit an Initial Holdings Statement (Attachment A) to the CCO listing:

•	All Reportable Securities in which the Covered Person has any beneficial ownership, including title and exchange ticker symbol or CUSIP number, type of security, number of shares and principal amount (if applicable) of each security

•	The name of any brokerage firm, bank or other financial institution with which the Covered Person, maintains a Personal Account in which ANY securities are held; and

•	A description of outside business activities in which the Covered Person has a significant role, including any service on the board of directors of a company.

The report must be dated the day the Covered Person submits it and must contain information that is current as of a date no more than 45 days prior to the date the person becomes a Covered Person of the Advisor.

3. Quarterly Reports. Within thirty (30) days following the end of each calendar quarter, each Covered Person must complete a Quarterly Transaction Report (Attachment B) and submit it to the CCO disclosing all transactions in Reportable Securities. For each security the report must contain the following information:

•	The date of the transaction, the title, and, as applicable, the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares and principal amount of each security

•	The nature of the transaction (i.e., purchase or sale or any other type of acquisition or disposition)

•	The price of the security at which the transaction was executed; and

•	The name of the broker or other financial institution through which the transaction was routed

In addition, any new Personal Account established during the calendar quarter must be reported, including the name of the broker or other financial institution with which the account was established and the date on which the account was established.

4. Annual Holdings Reports. On an annual basis, by a date specified by the CCO, each Covered Person must provide to the CCO, a signed and dated Annual Holdings Report (Attachment C) containing information current as of a date not more than 45 days prior to the date of the report. The Annual Holdings Report must disclose:

•	All Reportable Securities held in a Personal Account of the Covered Person, including the title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares and/or principal amount of each security beneficially owned; and

•	The name of any broker-dealer or financial institution with which the Covered Person maintains a Personal Account in which any securities are held for the Covered Person

5. Exceptions to Reporting Requirements. A Covered Person need not submit any report with respect to securities held in accounts over which the Covered Person has no direct or indirect influence or control or transaction reports with respect to transactions in securities that are not Reportable Securities and transactions effected pursuant to an Automatic Investment Plan.

6. Conflicts of Interest. Covered Persons must report immediately to the CCO any situation which may involve a conflict of interest or suspected violation of the Code.

7. Transactions Subject to Review. The transactions reported on the quarterly transaction reports and annual holdings report will be reviewed and compared against the Covered Persons’ account statements, and when deemed advisable by the CCO, against client transactions.

VII. RECORDKEEPING

The CCO shall maintain records in the manner and extent set forth below, and these records shall be available for examination by representatives of the Securities and Exchange Commission. Records may be maintained in electronic format should the Advisor elect to automate the oversight of this Code.

1.	A copy of this Code which is, or at any time within the past five years has been, in effect shall be preserved in an easily accessible place

2.	A record of any violation of this Code and of any action taken as a result of such violation shall be preserved in an easily accessible place for a period of not less than five years following the end of the fiscal year in which the violation occurs, the first two years in an appropriate office of the Advisor

3.	A copy of all written acknowledgements of the receipt of the Code and any amendments thereto for each Covered Person who is currently, or within the past five years was a Covered Person

4.	A copy of each report made pursuant to this Code and brokerage statements submitted on behalf of Covered Persons shall be preserved for a period of not less than five years from the end of the fiscal year in which the last entry was made on such record, the first two years in an appropriate office of the Advisor

5.	A list of all Covered Persons (which includes all Access Persons) who are required, or within the past five years have been required, to make reports under the Code or who are responsible for reviewing such reports pursuant to this Code shall be maintained in an easily accessible place

6.	A record of persons responsible for reviewing reports and a copy of reports provided pursuant to Section VII; and

7.	A record of any report furnished to the board of the Mutual Fund pursuant to Section VIII below shall be preserved for a period of not less than five years from the end of the fiscal year in which the last entry was made on such record, the first two years in an appropriate office of the Advisor

VIII. REPORTS TO THE BOARD(S) OF REGISTERED INVESTMENT COMPANIES

No less frequently than annually, the Advisor will furnish the Board of Directors or Trustees of any registered investment company (the “Board”) to which it provides advisory services with a written report that:

1.	Describes any issues arising under the Code or procedures since the last report to the Board, including, but not limited to, information about material violations of the Code or procedures and sanctions imposed in response to the material violations

2.	Certifies that the Advisor has adopted procedures reasonably necessary to prevent Covered Persons from violating the Code and a copy of this code submitted to Board

3.	Any sub-advisor to the Fund will be held to the same policy and Board reporting as any Advisor

IX. OVERSIGHT OF CODE OF ETHICS

1. General Principle. The Advisor will use reasonable diligence and institute procedures reasonably necessary to prevent violations of the Code.

2. Acknowledgment. The CCO shall identify all Covered Persons who are under a duty to make reports under this Code and shall inform such persons of such duty and annually deliver a copy of the Code of Ethics and any amendments to all Covered Persons. The CCO will also distribute promptly all amendments to the Code of Ethics. All Covered Persons are required initially and annually to sign and acknowledge their receipt of this Code of Ethics by signing the form of Initial and Annual Certification for employees (Attachment D) or such other form as may be approved by the CCO.

3. Review of Transactions. Each Covered Person’s transactions in his/her Personal Account will be reviewed on a regular basis. Any Covered Person transactions that are believed to be a violation of this Code will be reported promptly to the management of the Advisor. A member of the Advisor’s senior management will review the CCO’s transaction reports and holdings reports.

4. Sanctions. Upon determining that a violation of this Code has occurred, the Advisor may impose such sanctions or remedial action as deemed appropriate or to the extent required by law. These sanctions may include, among other things, disgorgement of profits, suspension or termination of employment and/or criminal or civil penalties.

5. Reports to the Board. The Advisor shall report to the Board any violation of the Code by a Covered Person, and such Covered Person may be called upon to explain the circumstances surrounding his or her non-clerical violation for evaluation by the Board.

6. Authority to Exempt Transactions. The CCO has the authority to exempt any Covered Person or any personal securities transaction of a Covered Person from any or all the provisions of this Code if the CCO determines that such exemption would not be against any interests of a client. The CCO will prepare and file a written memorandum of any exemption granted, describing the circumstances and reasons for the exemption.

7. ADV Disclosure. The CCO will ensure that the Advisor’s Form ADV (1) accurately describes the pertinent provisions of the Code; and (2) includes disclosure offering to provide a copy of the Code to any client or prospective client upon request.

X. CONFIDENTIALITY

All reports of personal securities transactions and any other information filed pursuant to this Code shall be treated as confidential to the extent permitted by law.